April 15, 2016

Via EDGAR

Mr. John Dana Brown

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	Toyota Motor Corporation

The Pre-Effective Amendment No. 1 to Registration Statement on Form F-4

Filed March 18, 2016

File No. 333-209402

Dear Mr. Brown,

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated April 1, 2016, from the Securities and Exchange Commission (the “Commission”) relating to the Amendment No. 1 to the Registration Statement on Form F-4 filed on March 18, 2016. In conjunction with this letter, Toyota is filing the Pre-Effective Amendment No. 2 to the Registration Statement. For the Staff’s convenience, a marked copy of the Pre-Effective Amendment No. 2 to the Registration Statement, showing changes from the Pre-Effective Amendment No. 1 to the Registration Statement filed on March 18, 2016, is being delivered to the Staff separately.

The responses of Toyota to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references in Toyota’s responses relate to the marked copy of the Pre-Effective Amendment No. 2 to the Registration Statement.

In addition to the amendments in response to the Staff’s comments, Toyota has amended certain portions of the Registration Statement to provide updates or clarifications. Such other amendments are also marked in the marked copy delivered to the Staff.

Toyota has not included as part of the filing of the Pre-Effective Amendment No. 2 to the Registration Statement all of the exhibits that are required to be included. Toyota plans to include the other exhibits in a later amendment to the Registration Statement.

Response to Referral to the Third-party Committee, page 25

1.	We note your response to our prior comment 8. Each presentation, discussion, or report held with or presented by an outside party, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your registration statement to more completely summarize any and all preliminary presentations made by any financial advisor. We believe that this would include at a minimum the documents referred to in Sections III (iv) and III (ix) of Appendix C and the related materials referred to in III (viii) of Appendix C. Information about any reports, opinions or appraisals that are materially related to the share exchange and referred to in the registration statement is also required to be filed as an exhibit. Refer to Items 4(b) and 21(c) of Form F-4. In the alternative please tell us why you believe this is not required pursuant to these items.

In response to the Staff’s comment, Toyota has revised the disclosure on page 25 to provide the requested information.

In particular, the disclosure on page 25 now includes descriptions of the documents and materials SMBC Nikko Securities provided to the third-party committee referred to in Section III of Appendix C, which Toyota believes addresses the Staff’s concerns. That said, Toyota does not believe any document submitted by SMBC Nikko Securities to the third-party committee need be filed as an exhibit because such documents were not prepared with a view to disclosure, thereby making their disclosure potentially misleading to shareholders, and they do not materially add to the shareholders’ understanding of the share exchange.

Specifically, the document referred to in Section III(iv) of Appendix C, entitled “Material for the 1st Meeting of the Third-Party Committee,” included information on the transaction, such as the structure of the transaction, shareholder base and management of Daihatsu, measures to be adopted at Daihatsu for avoiding conflicts of interest in connection with the transaction, and the due diligence to be conducted on Toyota, in order to provide basic background to the third-party committee members. Toyota does not believe filing this document would materially add to the shareholders’ understanding of the share exchange.

The documents referred to in Section III(ix) of Appendix C relating to negotiations of the share exchange ratio were summary updates provided by SMBC Nikko Securities to the third-party committee regarding the status of the negotiations between Toyota and Daihatsu on the share exchange ratio. Toyota respectfully notes that the material developments concerning such negotiations are already described on pages 17 to 20, and therefore filing these documents would not materially add to the shareholders’ understanding of the share exchange.

The related materials referred to in III(viii) of Appendix C were analyses of the premium and valuations of the share exchange ratio based on the then-market prices of the shares of common stock of Toyota and Daihatsu. Toyota respectfully notes that the market price analysis of the share exchange ratio by SMBC Nikko Securities using January 26, 2016, the business day immediately prior to the date of the first media coverage regarding the transaction, as the reference date is already described on pages 23 to 24. Because analyses and valuations included in the related materials referred to in III(viii) of Appendix C were based on market prices during the course of the negotiations, were conducted prior to the completion of due diligence and were based on incomplete information, Toyota believes that disclosing such analyses and valuations would be potentially misleading to shareholders.

U.S. Federal Income Tax Consequences, page 35

2.	We note your disclosure on page 36 that the “share exchange is expected to qualify as tax-deferred reorganization under the provisions of Section 368(a) of the Code, but such qualification depends on the resolution of issues and facts that will not be known until the date of the share exchange.” Please have counsel further describe the degree of uncertainty in the opinion and provide a “should” or “more likely than not” opinion. In addition provide risk factor disclosure setting forth the risks of the uncertain tax treatment to investors. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, Toyota has revised the disclosure on pages ix, 4, 7, 29, 36 and 37.

Toyota acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve it from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:

Ada D. Sarmento (Securities and Exchange Commission)

Hiroyuki Kobayashi (Toyota Motor Corporation)

Yasuhiro Nonaka (Toyota Motor Corporation)

Koji Sugimoto (PricewaterhouseCoopers Aarata)